SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Spok Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

84863T106
(CUSIP Number)

Jason W. Soncini General Counsel Acacia Research Corporation
767 3rd Avenue, 6th Floor
New York, New York 10017
(949) 480-8300

with a copy to:
Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2022
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84863T106	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Acacia Research Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 966,883 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 966,883 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 966,883 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 84863T106	SCHEDULE 13D/A	Page 3 of 6 Pages

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned on August 30, 2021 with respect to the shares of Common Stock of the Issuer (the “Original Schedule 13D” and, together with Amendment No. 1, the “Schedule 13D”). This Amendment No. 1 amends the Original Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. This Amendment No. 1 is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Person.

Item 2.	IDENTITY AND BACKGROUND.

Item 2(a) of the Schedule 13D is hereby amended and restated as follows:

(a) This statement on Schedule 13D is filed by Acacia Research Corporation, a Delaware corporation (“Acacia” or the “Reporting Person”), with respect to the shares of Common Stock it holds. Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The shares of Common Stock reported herein are held by the Reporting Person and were acquired at an aggregate cost of approximately $8,150,891.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Items 5(a)-(e) of the Schedule 13D are hereby amended and restated as follows:

(a) See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by the Reporting Person. The percentage used in this Schedule 13D is calculated based upon 19,693,657 shares of Common Stock issued and outstanding as of April 22, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, filed with the Securities and Exchange Commission on April 28, 2022.

(b) See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Information concerning transactions in the shares of Common Stock effected by the Reporting Person during the past sixty days is set forth in Schedule B hereto and is incorporated herein by reference. All of the transactions in shares of Common Stock listed hereto were effected in the open market through various brokerage entities.

(d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e) June 29, 2022.

CUSIP No. 84863T106	SCHEDULE 13D/A	Page 4 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2022

ACACIA RESEARCH CORPORATION

By:	/s/ Clifford Press
Name: Clifford Press
Title: Chief Executive Officer and President

CUSIP No. 84863T106	SCHEDULE 13D/A	Page 5 of 6 Pages

Schedule A

The following sets forth the name, position, address, principal occupation and citizenship or jurisdiction of each executive officer or director of the Reporting Person (the “Instruction C Persons”). To the best of the Reporting Person’s knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D, except as otherwise disclosed herein.

Acacia

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Isaac T. Kohlberg	Director	Senior Associate Provost and Chief Technology Development Officer at Harvard University	United States	1350 Massachusetts Ave, Suite 847, Cambridge, MA 02138
Martin D. McNulty, Jr.	Chief Operating Officer and Head of M&A	Chief Operating Officer and Head of M&A of the Reporting Person	United States	767 Third Avenue, 6th Floor, New York, NY 10017
Maureen O’Connell	Director	Director of the Reporting Person	United States	767 Third Avenue, 6th Floor, New York, NY 10017
Clifford Press	Chief Executive Officer and President	Chief Executive Officer and President of the Reporting Person	United States	767 Third Avenue, 6th Floor, New York, NY 10017
Richard Rosenstein	Chief Financial Officer	Chief Financial Officer of the Reporting Person	United States	767 Third Avenue, 6th Floor, New York, NY 10017
Jonathan Sagal	Director	Managing Director at Starboard Value LP	United States	777 Third Avenue, 18th Floor, New York, NY 10017
Katharine Wolanyk	Director	Managing Director at Burford Capital, LLC	United States	353 N. Clark Street, Suite 2700, Chicago, IL 60654

CUSIP No. 84863T106	SCHEDULE 13D/A	Page 6 of 6 Pages

Schedule B

Transactions in the shares of Common Stock of the Issuer During the Last 60 Days

The following table sets forth all transactions in the shares of Common Stock effected in the past 60 days by the Reporting Person. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
6/14/2022	(25,000)	6.7366
6/15/2022	(35,000)	6.7362
6/16/2022	(35,000)	6.7061
6/17/2022	(35,000)	6.8161
6/21/2022	(32,500)	6.9228
6/22/2022	(32,500)	6.9003
6/27/2022	(102,768)	6.7659
6/28/2022	(102,226)	6.4551
6/29/2022	(45,006)	6.2732